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Exhibit (a)(4)

        FIBERTOWER CORPORATION

Exchange Offer and Consent Solicitation
Relating to its
9.00% Convertible Senior Secured Notes Due 2012

October 26, 2009

To our Clients:

        Enclosed for your consideration is an Offering Memorandum and Consent Solicitation Statement, dated October 26, 2009 (the "Offering Memorandum"), from FiberTower Corporation ("FiberTower"). As described in the Offering Memorandum, FiberTower is offering to exchange (the "Exchange Offer") your properly tendered and accepted 9.00% Convertible Senior Secured Notes due 2012 (the "Existing Notes") for its 9.00% Mandatorily Redeemable Convertible Senior Secured Notes due 2012 (the "Interim Notes"), and is requesting your consent (the "Consent Solicitation") to certain amendments to the indentures and collateral agreements pursuant to which the Existing Notes were issued in order to eliminate or amend substantially all of the restrictive covenants and modify certain events of default and various other provisions in such indenture and collateral documents (the "Proposed Amendments"). The Proposed Amendments will not become operative unless and until the Exchange Offer is consummated. The Exchange Offer and Consent Solicitation are subject to satisfaction of certain conditions as described in the Offering Memorandum. FiberTower reserves the right to terminate, extend or amend the Exchange Offer and Consent Solicitation with respect to the Existing Notes if any condition of the Exchange Offer and Consent Solicitation are not satisfied or waived by FiberTower or otherwise in its sole discretion.

        The Exchange Offer and Consent Solicitation will expire at 5:00 P.M., New York City Time, on December 1, 2009, unless extended (the "Expiration Time"). Tendered Existing Notes may be withdrawn and consents to the Proposed Amendments may be revoked at any time on or prior to the Expiration Time. Existing Notes properly tendered and accepted are not revocable after the Expiration Time.

        You are the beneficial owner of the Existing Notes. We are holding your Existing Notes for you in your account. Therefore, if you would like to exchange your Existing Notes, you can only do so by instructing us to submit an instruction to exchange on your behalf by completing and returning to us the enclosed Beneficial Owner's Instruction Letter, which is included as Annex C to the enclosed Letter of Transmittal and Consent. In order to allow sufficient time for processing your instruction prior to the Expiration Time, please complete and return your Beneficial Owner's Instruction Letter as promptly as possible.

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Exhibit (a)(4) - Form of Letter to Clients